UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): August 15, 2017

First Horizon National Corporation
(Exact Name of Registrant as Specified in Charter)

TENNESSEE	001-15185	62-0803242
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

165 MADISON AVENUE, MEMPHIS, TENNESSEE 38103

(Address of Principal Executive Offices) (Zip Code)

(901) 523-4444
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously announced, First Horizon National Corporation (“First Horizon”) and Capital Bank Financial Corp. (“Capital Bank Financial”) entered into an agreement and plan of merger, dated May 3, 2017, between First Horizon, Capital Bank Financial and Firestone Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of First Horizon, pursuant to which and on the terms and subject to the conditions set forth therein, Capital Bank Financial will merge with and into First Horizon, with First Horizon as the surviving corporation in the merger. The proposed merger is described in the Joint Proxy Statement/Prospectus filed on July 28, 2017 in connection with the merger (the “Joint Proxy Statement/Prospectus”). This Current Report on Form 8-K provides certain additional information regarding the merger.

Litigation Related to the Merger

On July 14, 2017, a complaint captioned Garfield v. First Horizon National Corporation, et al., No. CH-17-1022, was filed on behalf of a putative class of First Horizon shareholders against First Horizon, its directors, and Capital Bank Financial in the Court of Chancery of Shelby County, Tennessee (30th Judicial District), in connection with the merger. The complaint alleges, among other things, that the First Horizon director defendants breached their fiduciary duties by approving the merger, that Capital Bank Financial aided and abetted such breaches, and that First Horizon, its directors and Capital Bank Financial failed to disclose material information in connection with the merger. In particular, the complaint alleges that because the compensation of First Horizon’s CEO might increase as a result of an increase in size of First Horizon due to the merger and because members of First Horizon’s board of directors could be expected to benefit from such increase (for example, in light of the alleged increased prestige and compensation of serving as a director of a larger financial institution), the individual defendants were motivated to enter into the merger agreement. The complaint seeks, among other things, an order enjoining the merger, as well as other equitable relief and/or money damages, interest, costs, fees (including attorneys’ fees) and expenses.

In addition, Capital Bank Financial and the individual members of the Capital Bank Financial board of directors have been named as defendants in three substantially similar putative derivative and class action lawsuits filed by alleged shareholders of Capital Bank Financial. These actions are captioned: (1) Bushansky v. Capital Bank Financial Corp., et al., No. 3:17-cv-00422 (W.D. North Carolina filed July 17, 2017); (2) Parshall v. Capital Bank Financial Corp., et al., No. 3:17-cv-00428 (W.D. North Carolina filed July 19, 2017); and (3) Catherine McNamara v. Capital Bank Financial Corp., et al., No. 3:17-cv-00439 (W.D. North Carolina filed July 25, 2017). The Parshall complaint also names First Horizon and Merger Sub as defendants. The three complaints allege that the registration statement on Form S-4 filed on June 29, 2017 omits and/or misrepresents material information which renders it false and misleading. Specifically, the complaints allege that the registration statement omits (i) material information regarding the financial projections of Capital Bank Financial, First Horizon, and the pro forma combined company; (ii) material information regarding the engagement of UBS Securities LLC; (iii) Sandler O’Neill’s and UBS Securities LLC’s respective holdings in Capital Bank Financial, First Horizon and Merger Sub; and (iv) certain provisions of non-disclosure agreements between Capital Bank Financial and prospective bidders, which included First Horizon. The complaints further allege that Sander O’Neill’s valuation analyses and fairness opinion were misleading. The complaints seek, among other things, an order enjoining the merger, as well as other equitable relief and/or money damages, interest, costs, fees (including attorneys’ fees) and expenses.

The outcome of these pending cases and any additional future litigation is uncertain. If any case is not resolved, the lawsuit(s) could prevent or delay completion of the merger and result in substantial costs to First Horizon and Capital Bank Financial, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the bank merger shall be in effect. Therefore, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger or the bank merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect First Horizon’s business, financial condition, results of operations and cash flows.

Supplemental Disclosures

The following materials supplement the statements contained in the Joint Proxy Statement/Prospectus and should be read in conjunction with those statements in their entirety. To the extent the information set forth herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Joint Proxy Statement/Prospectus. Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality of the disclosures set forth herein, either separately or taken together. All page references are to pages in the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

The disclosure on page 87 of the Joint Proxy Statement/Prospectus under the heading “Opinion of First Horizon’s Financial Advisors —Barclays Capital Inc.—General” is hereby amended by adding the following to the end of the third paragraph in such section:

As reported on Form 13F filed by Barclays PLC on May 15, 2017, an affiliate of Barclays had holdings as of March 31, 2017 of 1,486 shares of Capital Bank Financial Class A common stock.

Barclays has informed First Horizon that during the two years prior to delivering its opinion, Barclays and its affiliates received fees not exceeding $15 million for various investment banking services provided to Crestview Partners and its affiliates and portfolio companies, fees not exceeding $1 million for various investment banking services provided to Oak Hill Capital Partners and its affiliates and portfolio companies, and fees not exceeding $1 million for various investment banking services provided to Franklin Resources and its affiliates and portfolio companies. In the future, Barclays and its affiliates may provide investment banking services to these shareholders of Capital Bank Financial and their affiliates and portfolio companies and may receive customary fees for rendering such services.

The disclosure on pages 95-96 of the Joint Proxy Statement/Prospectus under the heading “Opinion of First Horizon’s Financial Advisors —Morgan Stanley & Co. LLC—General” is hereby amended by adding the following sentence to the end of the last paragraph in such section:

Morgan Stanley has informed First Horizon that during the two years prior to delivering its opinion, Morgan Stanley and its affiliates received fees not exceeding $18 million for various investment banking services provided to Crestview Partners and its affiliates and portfolio companies, fees not exceeding $2 million for various investment banking services provided to Oak Hill Capital Partners and its affiliates and portfolio companies, and fees not exceeding $1 million for various investment banking services provided to Franklin Resources and its affiliates and portfolio companies. In the future, Morgan Stanley and its affiliates may provide investment banking services to these shareholders of Capital Bank Financial and their affiliates and portfolio companies and may receive customary fees for rendering such services.

The disclosure in the third paragraph on page 131 of the Joint Proxy Statement/Prospectus under the heading “Support Agreements” is hereby amended by adding the following sentence at the end of the third paragraph:

Based on First Horizon’s closing stock price of $18.06 on July 25, 2017 and 234,145,714 shares of First Horizon common stock outstanding, and assuming that they (a) held the number of shares of Capital Bank Financial common stock set forth in the Joint Proxy Statement/Prospectus at the time the merger is consummated and (b) received solely First Horizon common stock as merger consideration, (1) Mr. Taylor would hold approximately 0.42% of the outstanding First Horizon common stock following the merger, (2) Crestview Partners would hold approximately 8.17% of the outstanding First Horizon common stock following the merger (taking into account 9,562,688 shares of Class B common stock owned by Crestview as of the date of the support agreement) and (3) Oak Hill Capital Partners would hold approximately 1.67% of the outstanding First Horizon common stock following the merger.

The following disclosure is hereby added on page 96 of the Joint Proxy Statement/Prospectus, immediately prior to the heading “The First Horizon Board of Directors After the Mergers”:

Certain Unaudited Prospective Financial Information

Neither First Horizon, nor Capital Bank Financial, does, as a matter of course, make public projections as to future earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, First Horizon is including in this document certain unaudited prospective financial information that was made available to First Horizon and its financial advisors in connection with the merger. The inclusion of this information should not be regarded as an indication that any of First Horizon, Barclays, or Morgan Stanley or their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily indicative of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. The information set forth below was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles in the United States.

Readers of the Joint Proxy Statement/Prospectus are cautioned not to place undue reliance on the prospective financial information. No representation is made by First Horizon, Capital Bank Financial or their respective affiliates or advisors or any other person to any First Horizon shareholder or Capital Bank Financial stockholder regarding the ultimate performance of First Horizon, Capital Bank Financial or the combined company compared to the results included in the unaudited prospective financial information presented below.

The table below presents the unaudited prospective net income and cost savings projections included in the following information furnished to Barclays and Morgan Stanley by First Horizon and considered by Barclays and Morgan Stanley in rendering their opinions: (1) published estimates by independent equity research analysts with respect to the future financial performance of First Horizon and adjusted by management of First Horizon (referred to as the “First Horizon Estimates” or the “Estimates for First Horizon”), (2) financial and operating information with respect to the business, operations and prospects of Capital Bank Financial furnished to Barclays and Morgan Stanley by First Horizon, including financial projections for Capital Bank Financial prepared by management of First Horizon and published estimates by independent equity research analysts with respect to the future financial performance of Capital Bank Financial and adjusted by management of First Horizon (referred to as the “First Horizon Capital Bank Financial Projections” or the “Estimates for Capital Bank Financial”), (3) certain financial and operational information with respect to the business, operations and prospects of First Horizon on a pro forma basis giving effect to the proposed merger prepared by management of First Horizon based on the First Horizon Estimates and the First Horizon Capital Bank Financial Projections (the “Pro Forma Estimates”), (4) the pro forma impact of the proposed merger on the future financial performance of the combined company, including cost savings and other financial implications expected by management of First Horizon to result from the combination of the businesses (referred to as the “Expected Synergies”) and (5) information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of First Horizon.

	2018		2019	2020	2021	2022
Net Income ($MM)
First Horizon(a)	$304		$310	$317	$333	$350
Capital Bank Financial(b)	114		123	134	147	157
First Horizon Following Merger(c)	405	[1]	478	484	513	543
Cost Savings ($MM)
Announced Cost Savings (after-tax)2(d)	$32		$42	$42	$42	$42

[1]	Includes one-time merger related expense of $41mm (after-tax)
[2]	Tax-affected at 35% Rate

(a)	“First Horizon Estimates” and “Estimates of First Horizon”
(b)	“First Horizon Capital Bank Financial Projections” and “Estimates for Capital Bank Financial”
(c)	“Pro Forma Estimates”
(d)	“Expected Synergies”

Neither First Horizon’s nor Capital Bank Financial’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such information.

The summary of the unaudited prospective financial information is not being included to influence Capital Bank Financial’s Class A common stockholders whether to vote for the approval of the merger and the other transactions contemplated by the merger agreement or First Horizon’s shareholders’ decision whether to vote for the approval of the issuance of shares of First Horizon common stock in connection with the merger, but is being provided because such information was considered in connection with the merger and was provided to First Horizon’s financial advisors in connection with rendering their opinions to First Horizon’s board of directors, as further described in pages 79-80 and 88-89 of the Joint Proxy Statement/Prospectus.

The unaudited prospective financial information was prepared based solely on information available at the time of preparation and is not a guarantee of actual future results, and such financial information should not be relied upon as such. The assumptions made in preparing the unaudited prospective financial information may not accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described in the Joint Proxy Statement/Prospectus under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of the parties and will be beyond the control of the combined company after the merger. None of First Horizon, Capital Bank Financial or their respective affiliates or financial advisors or any other person assumes any responsibility to shareholders for the accuracy of this information. Financial forecasts involve risks, uncertainties and assumptions. The parties cannot assure you that any forecasts will be realized or that future financial results will not materially vary from such financial forecasts. The unaudited prospective financial information covers multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. Such information does not take into account any circumstances or events occurring after the dates they were prepared. FIRST HORIZON AND CAPITAL BANK FINANCIAL DO NOT HAVE ANY OBLIGATION TO, AND WILL NOT, UPDATE OR OTHERWISE REVISE THE FINANCIAL FORECASTS TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

The unaudited prospective financial information constitutes forward-looking statements. For more information on factors which may cause future financial results to materially vary from those projected in the forecasts, see “Where You Can Find More Information,” “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Important Other Information

In connection with the proposed transaction, First Horizon has filed with the SEC a Registration Statement on Form S-4 (No. 333-219052), which was declared effective on July 28, 2017 and the Joint Proxy Statement/Prospectus dated July 28, 2017, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving First Horizon and Capital Bank Financial will be submitted to First Horizon’s shareholders and Capital Bank Financial’s stockholders for their consideration. SHAREHOLDERS OF FIRST HORIZON AND CAPITAL BANK FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Horizon and Capital Bank Financial, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference in the Joint Proxy Statement/Prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings, Jr., First Horizon National Corporation, 165 Madison, 13th Floor, Memphis, TN 38103, telephone 901.523.5679, or Capital Bank Financial Corp., Attention: Secretary, 4725 Piedmont Row Drive, Suite 110, Charlotte, NC 28210.

Participants in the Solicitation

First Horizon, Capital Bank Financial, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 13, 2017, and certain of its Current Reports on Form 8-K. Information regarding Capital Bank Financial’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 28, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Horizon National Corporation

/s/ Clyde A. Billings Jr.
Date: August 15, 2017	By:	Clyde A. Billings Jr.
Assistant General Counsel and Corporate Secretary